

July 12, 2011

Via E-mail
Brian J. Dunn
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re: Best Buy Co., Inc.**
> **Form 10-K**
> **Filed April 25, 2011**
> **File No. 1-09595**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 36

1.   You disclose on page 49 that your effective income tax rate in fiscal 2011 was favorably impacted by "increased tax benefits from foreign operations." We further note your federal statutory income tax rate reconciliation on page 113 that reflects year-to-year increases in the tax benefit from foreign operations and the disclosure in your Form 8-K filed March 24, 2011 that the decreased effective tax rate for the fourth quarter of fiscal 2011 was partially driven by the impact of foreign operations. Please revise future filings to discuss in further detail the specific causes and nature of these foreign tax benefits. If a particular country contributes a disproportionately larger amount of net income due to

favorable tax rates, please disclose additional information about that country's tax structure and its impact on your operations. In addition, if a significant amount of your consolidated cash and short-term investments are held overseas and are not available to the U.S. parent company due to permanent reinvestment of foreign earnings, please revise your liquidity disclosures to discuss the nature of these restrictions and the impact on your liquidity.

Segment Performance Summary – Domestic, page 40

Fiscal 2011 Results Compared with Fiscal 2010, page 40

2.   We note that the net new stores opened in fiscal 2011 increased your total domestic segment stores by approximately 10%. We further note that the net new stores opened resulted in an increase in the domestic segment revenue of 2.7%. However, it is unclear from your current disclosures how this increase in revenue from the net new stores opened compares to management's expectations for these new stores. It is also unclear whether the revenue and gross profit margin generated by the new Best Buy Mobile stores contribute disproportionately to your total results from new stores. While we understand that new stores may have lower revenues and gross profits compared to the stores open 14 months or more that are included in your comparable store sales metrics, we believe that given the significant number of new stores, it is important to provide your readers with some context for whether the performance of the new stores thus far is consistent with management's expectations and to clarify if one type of new store contributes disproportionately to your results. Please refer to Item 303(a) of Regulation S-K and to our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

3.   We note that you have reported a decrease in comparable store sales for your Domestic segment for several periods, including the first quarter of fiscal 2012. We further note that this decrease in comparable store sales appears largely driven by a decrease in the sales of televisions, video gaming hardware and software, DVDs and CDs. Please tell us whether the declining sales for these products has led to a build-up of inventory for these products, and if so, whether you anticipate having to lower the sales prices of these products and accept lower gross profit margins to be able to sell this inventory. Based on your response, please tell us how you considered explaining this matter in more detail to your investors.

Segment Performance Summary – International, page 44

Fiscal 2011 Results Compared with Fiscal 2010, page 45

4.   We note your analysis of revenue by product line for comparable stores on page 46. We note that the increase in revenue from appliances resulted in an increase to comparable store sales of 15.2%, which was partially offset by other factors. We also note your

explanation for this increase in appliance sales indicates it results from your Chinese Five Star operations and one of the drivers of this increase is temporary government stimulus programs. Given the significant increase in comparable store sales that appears to result from these temporary government stimulus programs, please revise your disclosures to better explain these programs and the timing of their temporary nature to provide your investors with better context for the likely impact on your results once these temporary programs end.

Critical Accounting Estimates, page 57

Goodwill and Intangible Assets, page 60

5.   Considering the materiality of goodwill to your financial statements and the continued challenging economic conditions, please tell us and consider expanding future filings to explain in more detail how you determine your reporting units for purposes of your goodwill impairment tests. In your response, please tell us each of your reporting units, the amount of goodwill allocated to each reporting unit, and to the extent that any components have been aggregated, the basis for such aggregation.

Financial Statements for the Fiscal Year Ended February 26, 2011

Consolidated Statements of Cash Flows, page 72

6.   Based on your disclosures on page 99, we note that the $222 million restructuring charge recorded in fiscal 2011 includes $24 million of inventory write-downs, $147 million of property and equipment impairments, and $10 million of intangible asset impairments. We also note that you present the full amount of this $222 million restructuring charge as a single line item in your statements of cash flows and that you also present a separate line item titled "Asset impairments." We have the following comments:

- Given that the majority of your restructuring charges are attributed to asset impairments, please tell us why you believe presenting these asset impairments within the "Restructuring charges" line item is preferable to presenting them within the "Asset impairments" line item.

- Also tell us what the $10 million amount in the "Asset impairments" line item represents and how it differs from the asset impairments included within the "Restructuring charges" line item.

- Please confirm to us, if true, that your inclusion of asset impairments related to restructuring within the "Restructuring charges" line item is consistent with your classification of any asset impairments recorded in prior years that were related to restructuring.

Note 1. Summary of Significant Accounting Policies, page 74

Impairment of Long-Lived Assets and Costs Associated With Exit Activities, page 77

7.   Please tell us and disclose the level(s) at which you group long-lived assets for
        impairment testing purposes. For example, please tell us if you evaluated leasehold
        improvements and fixtures and equipment for impairment at the store level. If you
        believe some other grouping is more appropriate, please tell us why.

Leases, page 77

8.   We note your disclosure at the top of page 78 that you have "financing leases for which
        the gross cost of constructing the asset is included in property and equipment, and
        amounts reimbursed from the landlord are recorded as financing obligations." Please tell
        us the specific accounting guidance you use to account for your financing leases and
        clarify the primary differences between your financing and capital leases. In particular,
        explain the key differences in accounting treatment and contractual provisions.

Revenue Recognition, page 83

9.   We note that your sales returns reserve represents "the gross profit effect" of your sales
        returns. Please clarify whether the reduction in sales is based on the gross profit of the
        related transactions or total estimated revenue related to estimated returns with a related
        credit to cost of sales. See ASC 605-15-45-1.

Credit Services and Financing, page 84

10.   We note that you record the net fees that you receive from banks related to your credit
        card agreements within revenue. Please tell us the amounts of such net fees recorded in
        revenue for each of the three years presented in your financial statements. Since it
        appears that other retailers may classify similar fees differently within their statements of
        operations, please tell us how you considered disclosing the amount of such fees to assist
        your investors in comparing you to other retailers.

Note 5. Restructuring Charges, page 98

11.   We note that your $222 million restructuring charge recorded during the fourth quarter of
        fiscal 2011 includes $181 million of asset impairments. Considering the challenging
        economic conditions over the past several reporting periods, please tell us how you
        determined that no material impairment charges were necessary during fiscal 2010 or the
        first three quarters of fiscal 2011. In doing so, please tell us what events or conditions
        changed between these prior reporting periods and the fourth quarter of fiscal 2011 that

necessitated such material impairment charges, including when management finalized the plans related to the restructuring and how those plans led to the impairment charges.

12.   We note that you plan to exit the Turkey market and close all Best Buy branded stores in China as part of your fiscal 2011 restructuring. We further note your disclosures on page 118 that you completed the sale of your Speakeasy business during the second quarter of 2011. Please tell us what consideration you gave to presenting these entities as discontinued operations pursuant to ASC 205-20.

13.   Please tell us and disclose in future filings how you account for termination benefits. In doing so, tell us how your policy complies with ASC 420-10-25 and/or ASC 712.

Note 8. Shareholders' Equity, page 106

14.   We note your disclosure on page 108 that "there was no compensation expense related to nonvested performance-based share awards that we expect to recognize." Please explain how you determined that meeting the related performance goals was not probable and clarify if you reversed any compensation expense related to these performance awards during the periods presented.

Note 12. Segment and Geographic Information, page 115

15.   We note that your International segment consists of operations in several foreign locations, notably China, Canada, and Europe. Please tell us if you aggregate any operating segments into your International reportable segment and, if so, tell us how you determined the appropriate operating segments and how they meet the aggregation criteria of ASC 280-10-50-11. Your disclosures on page 45 and 46 discussing your "lower-margin China business" and "higher-margin Europe business" and the recent comparable stores gains in China and Europe offset by the decline in Canada suggest that there may be dissimilarities in the economic characteristics of your geographic regions. We further note your disclosures in your Form 8-K filed April 15, 2011 that you "expect to grow to 400 to 500 Five Star stores in the next five years" and that you believe you can "more than double…revenues in China to $4 billion within five years." Notwithstanding the preceding, please disclose in future filings if operating segments have been aggregated. Refer to paragraph ASC 280-10-50-21.

16.   We note from your analysis of results of operations that the growth in Best Buy Mobile stores drove the increase in gross profit margin for the Domestic segment. Since your Best Buy Mobile stores represent approximately 10% of your total Domestic segment stores, and since your Best Buy Mobile stores appear to have higher margins than your Best Buy stores, please tell us what consideration you gave to reporting these stores as a separate reportable segment. In your response, please explain in reasonable detail how you determined the appropriate operating segments for this reportable segment and, if applicable, how they meet the aggregation criteria of ASC 280-10-50-11. Please also tell

us if Best Buy Mobile stores are located within Best Buy stores or if they are stand-alone stores.

Note 13. Contingencies and Commitments, page 118

17.   We note your disclosures of two class action lawsuits filed against you. To the extent it is reasonably possible you will incur losses materially in excess of recorded amounts related to these lawsuits, please provide the applicable disclosures required by ASC 450-20-50. In particular, please disclose the amount or range of reasonably possible losses in excess of amounts accrued, disclose any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated. Your current disclosure that you "are unable to provide meaningful quantification of how the final resolution of these claims" will impact you financial statements does not satisfy this disclosure requirement.

18.   We note that you are involved in various other legal proceedings arising in the normal course of conducting business. We also note your statement that the resolution of those other proceedings is not expected to have a material effect on your financial statements. It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief